Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
Exhibit	2016	2015	2015	2014	2013	2012	2011
(Dollars in thousands)
Fixed Charges and Preferred Dividends

Interest expense	$6,850	$4,481	$20,370	$17,557	$14,013	$19,761	$28,391
Capital debt expense Trust Preferred	377	329	1,354	1,313	518	1,774	2,160
Estimated interest in rent	200	181	779	751	515	435	426
Preferred dividends (E)	—	—	—	—	—	—	1,285

Combined fixed charges and preferred dividends (B)	7,427	4,991	22,503	19,621	15,046	21,970	32,262
Less: interest on deposits	3,634	3,258	12,971	12,796	9,744	14,989	22,968

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$3,793	$1,733	$9,532	$6,825	$5,302	$6,981	$9,294

Earnings

Pre-tax income from continuing operations	$66,169	$49,241	$218,491	$177,173	$104,473	$98,451	$84,342
Fixed charges and preferred dividends	7,427	4,991	22,503	19,621	15,046	21,970	32,262

Total earnings (A)	73,596	54,232	240,994	196,794	119,519	120,421	116,604
Less: interest on deposits	3,634	3,258	12,971	12,796	9,744	14,989	22,968

Total earnings excluding interest on deposits (C)	$69,962	$50,974	$228,023	$183,998	$109,775	$105,432	$93,636

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	9.91%	10.87%	10.71%	10.03%	7.94%	5.48%	3.76%
Ratio, excluding interest on deposits (C/(D-E))	18.44	29.41	23.92	26.96	20.70	15.10	11.69

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	9.91%	10.87%	10.71%	10.03%	7.94%	5.48%	3.61%
Ratio, excluding interest on deposits (C/D)	18.44	29.41	23.92	26.96	20.70	15.10	10.07